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FOR RELEASE:   IMMEDIATE            FOR INFORMATION CONTACT:   J. O. PARRISH
             ----------------------                         -----------------
                                                               EXT. 4311
TWIN DISC, INCORPORATED
1328 RACINE STREET
RACINE, WI 53403
414-638-4000

               TWIN DISC REPORTS THIRD FISCAL QUARTER RESULTS

     RACINE, WI, April 17, 1998 - Twin Disc, Incorporated reported net earnings for the third fiscal quarter ended March 31, 1998 rose 24% to $2,384,000 compared with $1,916,000 reported a year ago. Basic earnings per share increased 22% to $.84 per share compared with $.69 per share reported a year ago. Net sales for the quarter were $49,029,000 compared with $49,204,000 for the prior year.

     For the nine months, net earnings were $5,856,000, or $2.07 per share, compared with the $4,790,000, or $1.73 per share, reported a year ago. Net sales through three quarters totaled $150,903,000, up 11% from the $135,641,000 reported last year.

     Commenting on the results, Michael E. Batten, chairman and chief executive officer, said, "Earnings were higher on flat sales for the third quarter as year-to-year profitability gains continued. Most of the improvement was realized at our Belgian manufacturing operation with higher sales volume and the strong U.S. dollar the primary reasons for the gains.

     "Sales for the third quarter were adversely affected by the January completion of a contract to supply powershift transmissions to a European vehicle manufacturer. Also, the general weakening of most other currencies against the U.S. dollar caused a reduction in the reported value of sales from offshore operations.

     "Shipments from our Belgian manufacturing subsidiary were higher due to increased demand for pleasure craft marine transmissions, while domestic shipments of the higher horsepower units for commercial marine applications eased somewhat. Sales of most other products were at or slightly above the levels of last year with market demand generally stable.

     "The gross profit margin increase was driven by improvement in European manufacturing margins related to the stronger dollar. There was some improvement in sales and earnings of our domestic distribution companies, but those offshore operations were adversely affected by the strengthening dollar and the Asian economic crisis.



                                  (more)

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     "At the London International Boat Show in January, Twin Disc introduced the MG-5075A marine transmission, a very compact, high capacity unit designed for use with today's high-output diesel engines.

     "The backlog of new orders to be shipped in the next six months now stands at $65 million, down 6% from the beginning of the quarter and 17 percent below the backlog reported a year ago. Much of that decline is due to the winding down of the truck transmission contract. Otherwise, near-term demand has remained relatively stable. Shipping levels may moderate somewhat during the final quarter but should be sufficient for us to meet our $200 million sales goal," Mr. Batten concluded.

Below is a summary of unaudited comparative results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FINANCIAL STATEMENT

                                  Three Months Ended       Nine Months Ended
                                       March 31,               March 31,
                                  1998          1997      1998          1997
Net sales                       $49,029      $49,204     $150,903   $135,641
Cost of goods sold               36,219       37,480      115,907    104,250
Gross profit                     12,810       11,724       34,996     31,391

Marketing, engineering and
  administrative expenses         8,246        7,819       24,473     22,553
Interest expense                    376          443        1,135      1,418
Other (income) and expense, net      38          133         (571)      (951)

Earnings before income tax        4,150        3,329        9,959      8,371
Income taxes                      1,766        1,413        4,103      3,581
Net earnings                    $ 2,384      $ 1,916      $ 5,856    $ 4,790

Earnings per share data:
  Basic earnings per share          .84          .69         2.07       1.73
  Diluted earnings per share        .82          .68         2.03       1.71

Shares outstanding data:
  Averages shares outstanding     2,842        2,783        2,829      2,780
  Dilutive stock options             57           34           54         27
  Fully diluted shares            2,899        2,817        2,883      2,807

Unaudited.  Amounts in thousands except per share data.





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          TWIN DISC DECLARES REGULAR QUARTERLY DIVIDEND


     RACINE, WI, April 17, 1998 - The board of directors of Twin Disc, Incorporated voted to pay a quarterly dividend of 19 cents per share payable June 1, 1998 to shareholders of record on May 8, 1998.


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TWIN DISC BOARD OF DIRECTORS
ADOPTS RIGHTS AGREEMENT




     RACINE, WI, April 17, 1998 - At its regular meeting today, the Twin Disc, Incorporated board of directors approved the extension of the benefits afforded by the company's existing shareholder rights plan by adopting a new shareholder rights agreement.

     The agreement replaces the shareholder rights currently scheduled to expire June 30, 1998, with new rights scheduled to expire June 30, 2008. The type of agreement is commonly termed a "poison pill" defense for hostile takeovers. Shareholders may obtain a summary of the new agreement by submitting a request to the company.

     The action was not taken in response to any specific effort to acquire control of the company and the board is not aware of any such effort.